Exhibit 99.1

Luokung Has Sought Clarification on U.S. Persons’ Trading Deadline
and May Seek Removal from U.S. Department of Defense List

BEIJING, March 2, 2021 /PRNewswire/ -- Luokung Technology Corp. (NASDAQ: LKCO) ("Luokung" or the "Company"), a leading interactive location-based services and big data processing technology company in China, today announced that the Company has sought clarification of the deadline for U.S. persons to refrain from trading Luokung securities and derivatives. The deadline could be March 15, 2021 or May 27, 2021 depending on whether General License 1A (defined below) applies to the Company. This update relates to Luokung’s previously issued statement: Luokung Announces Statement on Being Included in the Relevant List by the U.S Department of Defense.

On January 14, 2021 the U.S. Department of Defense (“DoD”) placed the Company on a list of entities operating directly or indirectly in the United States and deemed to be “Communist Chinese Military Companies” (“CCMCs”) under Executive Order 13959, issued by former President Trump on November 12, 2020 (“EO 13959”). The DoD designated “Luokong Technology Corporation (LKCO)” as a CCMC under Section 1237 of the National Defense Authorization Act for Fiscal Year 1999 (“Section 1237”) on January 14, 2021.

Based on EO 13959 and that listing date, the restrictions under EO 13959 would take effect on March 15, 2021. However, on January 27, 2021, the U.S. Department of the Treasury Office of Foreign Assets Control (“OFAC”) issued General License 1A – Authorizing Transactions Involving Securities of Certain Communist Chinese Military Companies (“General License 1A”). Under General License 1A, OFAC indicated that all transactions and activities prohibited by EO 13959, as amended by EO 13974 on January 13, 2021, were authorized through 9:30 am Eastern Daylight Time, May 27, 2021 for any “entity whose name closely matches, but does not exactly match, the name of” a CCMC.

Clearly, the name listed by DoD under Section 1237 on January 14, 2021 is not an exact match of Luokung, and thus restrictions on U.S. persons’ trading of Luokung securities and derivatives may take effect on May 27, 2021, rather than March 15, 2021, under General License 1A.

The Company has sought clarification from OFAC for confirmation that General License 1A applies to it and that the deadline for trading in Luokung securities and derivatives by U.S. persons is May 27, 2021 instead of March 15, 2021. Luokung will make further public announcements as warranted by future developments.

Luokung and its external legal counsel are actively considering a variety of options, including seeking removal from the list or limiting or eliminating prohibitions under EO 13959, among other legal actions.

The Company, as a non-state-owned enterprise, has always adhered to lawful and compliant operations and abided by the relevant laws and regulations of the place of operation. Throughout its history, Luokung has complied with all relevant laws and regulations that apply to the Company’s operations.

Luokung’s services and products are used for civilian or commercial purposes or for public services.

The Company confirms that it is not owned, controlled or affiliated by the Chinese military, nor is it a CCMC under Section 1237.

Luokung will be proactive in taking the appropriate measures to protect the interests of the Company and its shareholders.

About Luokung Technology Corp.

Luokung Technology Corp. is one of the world’s leading spatial-temporal big-data processing technology companies and a leading interactive location-based services company in China. It provides integrated DaaS, SaaS, and PaaS services for Internet and Internet of Things of Spatial-Temporal big data based on its patented technology. Based on geographic information systems and intelligent Spatial-Temporal big data, it establishes city-level and industry-level digital twin holographic data models to actively serve smart cities, intelligent transportation, smart industry, LBS. For more information, please visit http://www.luokung.com.

Business Risks and Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will", "expects", "anticipates", "future", "intends", "plans", "believes", "estimates", "target", "going forward", "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

CONTACT:

The Company:

Mr. Jay Yu

Chief Financial Officer

Tel: +86-10-5327-4727

Email: ir@luokung.com

Investor Relations

Adam Prior

Senior Vice President

The Equity Group Inc.

Tel: 212-836-9606

Email: aprior@equityny.com